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Exhibit 4.10

                   EIGHTH AMENDED AND RESTATED REVOLVING NOTE


$ 35,000,000                                                   October 28, 1999

     FOR VALUE RECEIVED, USA TRUCK, INC., a corporation organized and existing under the laws of the State of Delaware ("Borrower"), hereby promises to pay to the order of FIRST AMERICAN NATIONAL BANK, operating as DEPOSIT GUARANTY NATIONAL BANK ("Lender") the principal sum of THIRTY-FIVE MILLION AND NO/100 DOLLARS ($35,000,000.00) or, if less, the outstanding aggregate principal amount of all Revolving Loans (as defined in the Revolving Credit Agreement referred to below) made by Lender to Borrower, on the Revolving Loan Commitment Termination Date (as defined in the Revolving Credit Agreement), and to pay interest on the unpaid principal balance of each Revolving Loan from the date of such Revolving Loan until said principal amount is paid in full, at the times and at the rate or rates specified in the Revolving Credit Agreement. During the term of this Revolving Note the Borrower may borrow, repay and reborrow hereunder.

     This Note shall be deemed to be a contract made under the law of the State of Mississippi and for all purposes shall be governed by and construed in accordance with the laws of the State of Mississippi.

     Borrower expressly waives any presentment, demand, protest or notice of any kind in connection with this Note, now or hereafter, required by applicable law.

     Borrower agrees to pay and save Lender harmless from and against liability for payment of all expenses (including, but not limited to, attorneys' fees and costs) arising in connection with the enforcement by Lender of its rights under this Note.

     Payments of principal and interest are to be made in immediately available funds to, First American National Bank, operating as Deposit Guaranty National Bank, at its main office in Jackson, Mississippi, in lawful money of the United States of America.

     This Note is the Revolving Note issued pursuant to that certain Fourth Amended and Restated Revolving Credit Agreement dated as of December 30, 1992, as amended July 21, 1993, December 13, 1993, December 22, 1994, December 28, 1995, December 30, 1996, December 30, 1997, October 30, 1998, and of even date herewith, between Borrower and Lender (as amended, modified and restated from time to time, the "Revolving Credit Agreement") and is entitled to the benefits and subject to the terms thereof. This Note constitutes an amendment, extension and restatement of that certain Fourth Amended and Restated Revolving Note from Borrower to Lender dated December 30, 1992 in the original stated principal amount of $12,000,000. This Note is subject to prepayment on the terms and in the manner set forth in the Revolving Credit Agreement, and this Note may be declared due and payable prior to its date of maturity in accordance with the terms thereof. The Revolving Credit Agreement also provides for the making by Lender to Borrower of revolving loan advance from time to time in ail amount: not to exceed the U. S. Dollar amount above written and contains provisions for the acceleration of the maturity hereof upon the terms and conditions therein specified. This Note is subject to conversion to a term note in accordance with the terms and provisions of the Revolving Credit Agreement.

     "Business Day" shall mean any day other than a Saturday, Sunday or other day an which banking institutions in the State of Mississippi are authorized to close.

                                       USA TRUCK, INC.,  a Delaware Corporation



                                       By: /s/ Jerry D. Orler
                                           -------------------------------------
                                       Title CFO & Secretary
                                             -----------------------------------




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